Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, NY 10017

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

Direct Dial Number +1-202-636-5924	E-mail Address daniel.honeycutt@stblaw.com

January 31, 2025

VIA EDGAR

Mr. Eric McPhee

Mr. Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	BGO Industrial Real Estate Income Trust, Inc.
Form 10-K for the year ended December 31, 2023
File No. 333-271906

Dear Mr. McPhee and Mr. Lee:

This letter sets forth the response of BGO Industrial Real Estate Income Trust, Inc. (the “Company”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 15, 2024, relating to the above-referenced filing. To assist your review, we have retyped the text of the Staff’s comment in italics below and provided the Company’s response thereto immediately below each comment.

U.S. Securities and Exchange Commission	2	January 31, 2025

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer

Purchases of Equity Securities

Net Asset Value, page 82

1.	Please consider expanding future disclosures of net asset value to provide a quantitative illustration of the sensitivity of your valuation to changes in key assumptions.

Response: The Company intends to expand its disclosure to include the following quantitative illustration of the sensitivity of the Company’s valuation to changes in its key assumptions in future periodic reports filed with U.S. Securities and Exchange Commission, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2024:

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Discount Rate	0.25% decrease	[	]%
(weighted average)	0.25% increase	[	]%
Exit Capitalization Rate	0.25% decrease	[	]%
(weighted average)	0.25% increase	[	]%

*****

Please do not hesitate to call me at (202) 636-5924 or Ryan Bekkerus at (212) 455-2293 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	BGO Industrial Real Estate Income Trust, Inc.
Lori Biancamano, Chief Financial Officer and Treasurer
Clint Hinds, Chief Executive Officer
Matthew Campbell, Secretary